

August 25, 2010

Sent via U.S. mail and facsimile to (240)529-1495

William R. Talley, Jr.
Executive Vice President and
Chief Financial Officer
Frederick County Bancorp, Inc.
7 North Market Street
Frederick, MD 21701

> **Re:**   **Frederick County Bancorp, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 000-50407**

Dear Mr. Talley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for the period ended June 30, 2010

Item 2. Management's Discussion and Analysis

Allowance for Loan Losses, page 25

1.   In future filings, please revise your Allowance Allocation table at the bottom of page 27 to identify the loan categories by the same titles you use in Note 5 on page 11. In particular, separately quantify the respective amount of allowance allocated to residential

mortgage loans versus your commercial mortgage loans. In addition, please tell us the revised breakdown of your allowance as of the last six quarter ends.

2. We note that your impaired loans with no related allowance have significantly increased from $8.0 million at December 31, 2009 to $11.8 million at June 30, 2010. Please tell us and revise future filings to thoroughly address the fluctuation(s) in your impaired loans balances at each period end, including impaired loans with a related allowance and impaired loans without a related allowance. In your disclosure, please address the number of borrowers and the loan category(s) that relate to your impaired loans balances for those with and without an allowance.

3. Please revise your future filings to quantify the amount, type, and number of impaired loans that needed at an allowance as of December 31, 2009 that were still present in your portfolio at June 30, 2010 but no longer needed an allowance as of June 30, 2010. Discuss the reasons that an allowance was no longer needed on these loans as of June 30, 2010.

4. We note that there is a significant difference between your nonperforming loans balance and impaired loans balance at each period ended December 31, 2009, March 31, 2010 and June 30, 2010. In fact, even as your impaired loans have increased significantly from December 31, 2009 to June 30, 2010, your nonperforming loans have decreased. Please tell us and revise future filings to address the following:
    a. Disclose your specific accounting policies for each loan type (i.e. nonperforming loans and impaired loans);
    b. Revise to provide a reconciliation between the two amounts for each period presented;
    c. Identify the reasons your impaired loans are so much greater than your nonperforming loans, providing examples of what generally leads to a loans classification as impaired but exclusion from your nonperforming classification; and
    d. Revise to provide a tabular breakdown of your impaired loans by loan category.

5. In future filings, please revise this section to clearly discuss your loan modification programs by addressing the following:
    a. Describe the key features of your modification programs, including a description of the significant terms modified and the typical length of each of the modified terms;
    b. Identify the type of loans involved in your modification programs;
    c. Tell us and disclose how you determined which of these modifications should be classified as troubled debt restructurings (TDRs) under ASC 310-10, and provide additional analysis supporting your conclusion where you determined that certain modifications should not be classified as troubled debt restructurings;
    d. Describe the scenarios where you would use short-term loan modifications as opposed to the longer-term modifications made under the Making Home Affordable Programs, or other company-created programs;

  e. Quantify the success and re-default rates of your modification programs;

  f. Quantify the amounts of loans that have been modified using each type of workout strategy in each period presented;

  g. Tell us and disclose how the loans are classified (performing vs. non-performing) and whether they continue to accrue interest;

  h. Clearly disclose and tell us how the modifications affect a loans past due status and it's classification as non-performing; and

  i. Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis.

6. Please revise this section in future filings, as well as your footnote disclosure in future filings, to clearly identify your charge-off policies for each category of loans. Identify the triggers used to determine when a charge-off will be made. Quantify and discuss the extent to which you engage in partial charge-offs.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 me at (202) 551-3494 with any other questions.

         Sincerely,

         Kevin W. Vaughn
         Accounting Branch Chief